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                                                      Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-46092

         PROSPECTUS SUPPLEMENT DATED APRIL 13, 2001, TO PROSPECTUS DATED
                                OCTOBER 2, 2000


                                    CRAY INC.

                                  Common Stock

       From January 2, 2001, through April 3, 2001, we sold $11,730,000 of our common stock to Strong River Investments, Inc. and Montrose Investments, Ltd. (together, the "Investors"). Strong River Investments, Inc., received 3,212,295 shares of our common stock and Montrose Investments, Ltd., received 2,612,295 shares. These sales are in addition to the $4,200,000 of common stock sold to the Investors from October through December 2000, that are described in our Prospectus Supplement dated January 4, 2001.

       These sales completed our obligation to sell our common stock to the Investors.

       No party is acting as an underwriter with respect to this offering.

       Our common stock is traded on the Nasdaq National Market under the symbol "CRAY." On April 12, 2001, the last sale price for our common stock as reported by the Nasdaq was $1.91 per share.

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       Investing in our common stock involves significant risks. You should carefully consider the information under the caption "Factors That Could Affect Future Results" contained in our Annual Report on Form 10-K for the year ended December 31, 2000, and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in the Prospectus, in determining whether to purchase shares of our common stock.

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       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                                TABLE OF CONTENTS


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Plan of Distribution                                                  S-2
Use of Proceeds                                                       S-3
Where You Can Find More Information                                   S-3
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       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

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                              PLAN OF DISTRIBUTION

       In October and December, 2000, we received a total of $12,500,000 from the Investors in return for promissory notes in the aggregate principal amount of $12,500,000. The notes bore interest at the rate of 6% per annum. Each Investor had an equal interest in the notes and the transaction.

       We agreed to pay the notes by issuing shares of common stock to the Investors and to use the proceeds to pay the notes. Through December 2000 we sold $4,200,000 of our common stock to the Investors to date in seven weekly settlements, delivering an aggregate of 1,671,094 shares of our common stock. The price for these sales was 92% of the daily volume weighted average trading price of our common stock for each week during the sales period.

       From January 2, 2001, through April 3, 2001, we completed payment of the notes by selling $8,300,000 of our common stock to the Investors in thirteen weekly settlements, delivering an aggregate of 4,077,802 shares. The price for these sales was 91% of the daily volume weighted average trading price of our common stock for each of the sixty-four trading days comprising the period of the sales. We paid the interest on the notes with cash.

       We also sold $2,500,000 of our common stock to the Investors on February 22, 2001, delivering an aggregate of 1,146,788 share at a negotiated price of $2.18 per share. In addition on April 3, 2001, we sold $930,000 of common stock to Strong River Investments, Inc., at a negotiated price of $1.55 per share, delivering 600,000 shares. These sales were in lieu of certain options to purchase shares in favor of the Investors.


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       We sold the shares of common stock described in this Prospectus
Supplement directly to the Investors in a privately-negotiated transaction in which no party is acting as an underwriter. We have agreed to pay Intellect Capital Ltd. a placement fee equal to 7% of the equity raised from these transactions. Terren S. Peizer, one of our directors, is an affiliate of Intellect Capital Ltd.

       These sales completed our obligation to sell shares of our common stock to the Investors.

                                 USE OF PROCEEDS

       The aggregate net proceeds from the sale of all of the shares of common stock to the Investors were approximately $14,810,000. We have used the net proceeds for working capital and general corporate purposes as described in the Prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

       The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed in the prospectus beginning on page 2.


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